

May 27, 2015

Via E-mail
Matthew Killeen
Chief Executive Officer
Kore Resources Inc.
1101 Brickell Avenue, South Tower, 8th Floor
Miami, FL 33131

> **Re: Kore Resources Inc.**
> **Amendment No. 5 to Form 8-K**
> **Filed March 24, 2015**
> **Form 8-K**
> **Filed May 5, 2015**
> **File No. 000-54977**

Dear Mr. Killeen:

We have reviewed your filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 8-K Filed on May 5, 2015
Item 1.01 Entry into a Material Definitive Agreement, page 1

1. We note you entered into a Confidential Settlement and Mutual Release Agreement with WeedWeb Inc. and its controlling stockholder, Mary Kay Tantum, on April 29, 2015 to unwind and rescind the share exchange agreement dated June 30, 2014. Please tell us how you plan to account for the rescinded share exchange agreement in your financial statements, citing the applicable literature that supports your accounting. In addition, please clarify whether your fiscal year-end will continue to be June 30.

You may contact Julie Marlowe at (202) 551-5395 or Steve Lo at (202) 551-3394 if you have questions regarding the comment on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining